October 16, 2006
Ms. Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

RE:	Flowserve Corporation Form 10-K for the fiscal year ended December 31, 2005 Filed 6/30/06 File No. 1-13179
Dear Ms. Crane:
Thank you for your letter dated October 6, 2006 addressed to Mark A. Blinn of Flowserve which contains your additional comments to the captioned matter.
As noted below, we agree with your requests set forth in your comments, and we will draft our affected disclosures in our future Exchange Act filings accordingly.
For your convenience, we have restated each of your two additional comments directly below, followed immediately by our specific responses to each of your requests.
1.	We note your response to comment 3 in our letter dated August 25, 2006. In the additional risk factor you propose to include in future filings on Form 10-Q and Form 10-K, please identify Iran and Syria as the terrorist-sponsoring states in which certain of your foreign subsidiaries conduct business operations and sales.
We agree that we will specifically identify Iran and Syria in this disclosure so long as applicable, as specifically set forth in our planned revised disclosure below.
“Our risks involved in conducting our international business operations include, without limitation, the risks associated with certain of our foreign subsidiaries autonomously conducting, under their own local authority and consistent with U.S. export laws, business operations and sales, which constitute approximately 1-2% of our consolidated global revenue, in countries that have been designated by the U.S. State Department as state sponsors of terrorism, including Iran and Syria. Due to the growing political uncertainties associated with these countries, we have been planning to voluntarily withdraw, on a phased basis, from conducting new business in these countries since early in 2006. However, these subsidiaries will continue to honor existing contracts and warranty obligations that are in compliance with U.S. laws and regulations.”
2.	We note your response to comment 4 in our letter dated August 25, 2006. Please represent to us that you will appraise us of, and will disclose in future filings as appropriate, (i) any significant developments in your internal review as it progresses and (ii) any material instances of failure to comply with U.S. export laws and regulations that you discover in your review process.
This will confirm our representation that, in connection with our future Exchange Act disclosures concerning our self-initiated and voluntary internal review of the Company’s compliance with U.S. export control laws, we will appraise the Commission and disclose in future filings, as appropriate, (i) any significant developments in our internal review as it progresses and (ii) any material instances of failure to comply with U.S. export laws and regulations that we discover in our review process, if and when applicable.
We trust that we have now fully addressed all of the Commissions comments, requests and questions related to the Commission’s review of the above referenced filing. However, if you have any remaining concerns, please let us know at your convenience.
Thank you very much for your courtesy and cooperation in handling this matter.
Very truly yours,
/s/ Ronald F. Shuff
Ronald F. Shuff
Vice President, Secretary and General Counsel